ANNUAL RENEWABLE TERM RIDER - LAST SURVIVOR

This Rider (“Rider”) becomes a part of the Policy to which it is attached (“Policy”). If the Rider is effective after the Policy Date, the effective date for this Rider will be shown on the Policy Specifications. If the provisions of this Rider and those of the Policy do not agree, the provisions of this Rider will apply. Please read it carefully.

Rider Benefit Summary – This Rider provides additional term insurance on the Insureds under the Policy as long as the Policy is In Force and this Rider has not terminated. The Face Amount of this Rider contributes to the Total Face Amount, and consequently to the Death Benefit, of the Policy. We will pay the Rider Face Amount to the Policy Beneficiary when we receive at our Administrative Office the information required by the Death Benefit Proceeds provision of the Policy. This Rider has no Accumulated Value of its own, but affects the Policy’s Accumulated Value because the charges for the Rider are deducted from the Accumulated Value of the Policy. This Rider does not have cash values.

Insureds – As used in this Rider, the Insureds means the two individuals covered under the Policy as shown in the Policy Specifications.

Survivor – is the Insured remaining alive after the first death of the two Insureds. If the two Insureds die in close proximity such that it cannot be determined who died first, unless otherwise provided, it shall be assumed that the younger survived the older.

Rider Coverage Layer – is a layer of insurance coverage under this Rider. There may be one or more Rider Coverage Layers. Any elective increase in Rider Face Amount will comprise a new Rider Coverage Layer. Each Rider Coverage Layer has its own Face Amount, Risk Class, effective date, and set of charges. The Face Amount, Risk Class, effective date, and set of charges for the initial Rider Coverage Layer are shown in the Policy Specifications. The Face Amount, Risk Class, effective date, and set of charges for any Rider Coverage Layer added at a later time will be shown in a Supplemental Schedule of Coverage sent to you at that time.

Rider Face Amount – The Face Amount of this Rider is the sum of the Face Amounts of all Rider Coverage Layers under this Rider.

Elective Increases in Rider Face Amount – Elective increases in the Face Amount of this Rider are increases that you apply for after the Rider has been issued. Not all policies allow for such increases. If the Policy allows elective increases in Face Amount, then increases in this Rider are also allowed.

You may submit an application to increase the Rider Face Amount. Your application must include Evidence of Insurability satisfactory to us and is subject to our approval. The effective date of the increased Rider Face Amount will be the first Monthly Payment Date on or next following the date all required conditions are met or any other date you request and we approve. We reserve the right to limit increases to one per Policy year and the right to charge a fee to evaluate insurability, not to exceed $100 for each Insured to be evaluated. Upon approval of any such increase, we will send you a Supplemental Schedule of Coverage, which will include the following information:

•	The increased Rider Face Amount and the effective date of the increase;
•	The Risk Class for the increase;
•	The Maximum Monthly Cost of Insurance Rates applicable to the increase;
•	The Maximum Monthly Coverage Charge for the increase; and
•	If the Guideline Premium Test is used, the new Guideline Premiums.

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Decrease in Rider Face Amount – You may decrease the Rider Face Amount, subject to the provisions in the Policy. If there are Coverage Layers with the same effective date, they will be decreased or eliminated in the following order:

•	First, the Face Amount of this Rider will be decreased or eliminated;
•	Then, the Face Amount of any other Rider that contributes to the Total Face Amount will be decreased or eliminated; and
•	Finally, the Face Amount of Basic Life Coverage under the Policy will be decreased.

Charge for this Rider – On each Monthly Payment Date prior to the Monthly Deduction End Date there is a charge for this Rider, which is equal to the sum of the following:

•	The Rider Coverage Charge; and
•	The Rider Cost of Insurance Charge.

Such charges may vary by Class, and for the purpose of this Rider, Class includes the Policy form to which this Rider is attached. The charges described here are maximum charges we guarantee as shown in the Policy Specifications. We may charge less than these maximum charges. All charges will apply uniformly to all members of the same Class.

Rider Coverage Charge – The Coverage Charge for this Rider is the sum of the Coverage Charge for each Rider Coverage Layer. The Coverage Charge for the initial Rider Coverage Layer will not exceed the Coverage Charge shown in the Policy Specifications. The Coverage Charge for any later Rider Coverage Layer will not exceed the Coverage Charge shown in the Supplemental Schedule of Coverage to be sent to you when the Coverage Layer is added. This charge is based on the Face Amount of the Rider Coverage Layer as of its effective date. The Coverage Charge will not decrease even if the Face Amount of the associated Rider Coverage Layer is decreased.

Rider Cost of Insurance Charge – The Cost of Insurance Charge for this Rider is the sum of the Cost of Insurance Charge for each Rider Coverage Layer. The Cost of Insurance Charge for each Rider Coverage Layer will not exceed (a) multiplied by (b), where:

(a)	Is the Maximum Monthly Cost of Insurance Rate for the Coverage Layer divided by 1000; and
(b)	Is the Net Amount at Risk allocated to the Coverage Layer.

The Net Amount at Risk is allocated proportionately to each Coverage Layer, including each Coverage Layer of other Riders that contribute to the Total Face Amount and each Coverage Layer of Basic Life Coverage under the Policy, according to Face Amount.

Cost of Insurance Rates – The Maximum Monthly Cost of Insurance Rates for the initial Rider Coverage Layer are shown in the Policy Specifications. The Maximum Monthly Cost of Insurance Rates for any later Rider Coverage Layer will be shown in a Supplemental Schedule of Coverage sent to you at the time of the increase. We may use a Cost of Insurance Rate less than the Maximum Monthly Cost of Insurance Rate.

Conversion – This Rider is not convertible.

Reinstatement – If the Policy is reinstated, this Rider may be reinstated on the same terms.

Effective Dates – This Rider is effective on the Policy Date unless otherwise stated. It will terminate on the earlier of:

•	Your Written Request; or
•	The date the Policy ceases to be In Force.

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General Conditions – This Rider is part of the Policy to which it is attached. This Rider will follow the Incontestability and Suicide provisions of the Policy. As applied to this Rider, the periods stated in these provisions will start with the effective date of any Coverage Layer under this Rider.

Signed for Pacific Life Insurance Company,

[www.PacificLife.com]                     [(800) 347-7787]

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